Filed Pursuant to Rule 433
Registration No. 333-134553

Lehman Brothers Holdings Inc.

3M LIBOR Floating Rate Notes due January 2012

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+/A+
Principal Amount:

$250,000,000 (re-opening to become fungible with the outstanding $1,250,000,000 Floating Rate Notes due January 12, 2012 issued on January 12, 2007 so that the aggregate principal amount outstanding after the issue of these Notes will be $1,500,000,000)

Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	100.2146% of principal amount (plus accrued interest from January 12, 2007)

Settlement Date:	February 13, 2007
Maturity Date:	January 12, 2012
Coupon:	3-month LIBOR plus 0.23%
Interest Payment Dates:	Quarterly on the 12th of each January, April, July and October commencing on April 12, 2007

Interest Determination Dates:	Two London banking days prior to the first day of the relevant interest period

Day Count :	Actual/360
Business Day Convention:	Modified Following, Adjusted
CUSIP:	52517PR78
Denominations:	$1,000
Underwriters:	Lehman Brothers (98%) (bookrunner)
Citigroup (1%) BNY Capital Markets, Inc (1%)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.